Energie vernünftig nutzen

EVN

October 1, 2002 – March 31, 2003


03022667

Letter to Shareholders
1st Half Year 2002/03

At a glance

- Half-year net result slightly down on the preceding year.
- Rising energy procurement prices put pressure on result.
- Sales volumes benefit from colder weather.
- Cash flow stable on high level.
- "Austrian gas solution" – EconGas operative since January 2003.
- "Austrian electricity solution" – EU decision imminent.
- Start-up at the Dürnrohr thermal waste incineration plant.

Key figures – EVN Group

		2002/03 HY. 1	2001/02 HY. 1	Change %	2001/02	2000/01
Sales						
Electricity[1]	GWh	5,457	5,002	9.1	8,624	7,773
Gas[1]	m m^3	962	1,208	–20.4	2,317	1,589
Heating	GWh	620	566	9.5	786	721
Water	m m^3	10.5	10.5	0.0	24	23
Income statement						
Sales revenues	EUR m	687.2	689.9	–0.4	1,113.9	1,014.7
EBITDA	EUR m	197.7	218.0	–9.3	250.0	243.8
EBITDA margin	%	28.8	31.6	–	22.4	24.0
Operating result (EBIT)	EUR m	139.0	160.0	–13.1	127.9	121.0
EBIT margin	%	20.2	23.2	–	11.5	11.9
Result before tax	EUR m	144.3	156.0	–7.5	137.6	126.3
Period net result	EUR m	97.4	100.5	–3.1	89.5	87.8
Earnings per share	EUR	2.59	2.72	–4.6	2.39	2.56
Balance sheet						
Balance sheet total	EUR m	2,982.5	3,011.7	–1.0	2,803.9	2,498.6
Equity	EUR m	1,132.4	1,075.9	5.2	1,041.1	1,013.0
Equity ratio	%	38.0	35.7	–	37.1	40.5
Net debt	EUR m	367.3	334.9	9.7	441.9	342.1
Gearing	%	32.4	31.1	–	42.4	33.8
Cash flow and investments						
Cash flow from the result	EUR m	190.1	191.2	–0.6	287.7	242.9
Investments in tangible assets	EUR m	87.5	44.4	97.0	161.7	157.7
Employees						
Number of employees	Average	2,203	2,189	0.6	2,204	2,199
EBIT / employee	TEUR	63.1	73.1	–13.7	58.0	55.0
Value based figures						
Capital employed	EUR m	2,247.7	2,085.9	7.8	2,066.3	1,802.9
Return on equity	%	8.7	9.6	–	8.7	9.4
Return on capital employed	%	5.5	6.2	–	6.1	6.4

[1] Including trading and sales to other energy companies



Dear Shareholder,

Against the competitive background of the fully open Austrian electricity and gas markets and generally unfavourable market conditions, EVN nonetheless achieved solid business development during the first six months of the 2002/03 financial year.

Volumes sold rose in virtually all areas, a trend mirrored by the sales figures. However, in the gas sector, the extensive one-off trading business in the previous year and the transfer of key accounts to EconGas resulted in a fall in volumes sold and sales revenues or respectively a periodic shift.

The increase in energy prices for both electricity and gas had a negative effect on the result. This factor was the primary reason for the slight decline in the half-year 2002/03 result as opposed to that of the preceding year.

Successful "Austrian gas solution"

The new company, EconGas, a joint subsidiary founded with OMV and our partners in the EnergieAllianz in view of the complete liberalisation of the gas market, deals with sourcing, trading, storage and key account business and was able to establish a solid market position. EconGas supplies gas to customers with an annual requirement of more than 500,000 m^3 at favourable prices. The company became operative at the beginning of January 2003 and was able to fully deliver on the expectations related to its status as the Austrian market leader due to the synergies derived from its optimum ownership structure. Consolidation of the gas market is therefore already largely completed.

"Austrian electricity solution"

The planned partnership in the electricity segment, which should secure the long-term competitiveness of the Austrian power industry in the extended European electricity market still awaits approval from the European Competition Commission in Brussels. We expect the conclusion of this procedure by the beginning of June 2003. Particularly in view of the early and full opening of the Austrian market on October 1, 2001, it is to be hoped that the EU Commission will take the multifarious economic and ecological benefits of the "Austrian electricity solution" into sufficient account during its deliberations and will sanction this forward-looking concept.

Water: entry into retail business

In the drinking water area, evn wasser commenced its activities in the end customer business sector with the assumption of the direct supply of domestic consumers in a number of municipalities. Initial successes were also achieved in the wastewater sector. In the course of a pilot project, evn wasser is to co-operate with a municipal authority on the construction and operation of a sewerage plant and sewer network.

Thermal waste incineration

The new AVN thermal waste incineration plant has been in pilot operation since the beginning of April. At present, 400t of waste are incinerated daily by the AVN plant, a figure that represents approximately one-third of full capacity. The energy thus produced is employed for electricity generation.

New wind park goes on stream

Through its subsidiary, evn naturkraft, EVN is steadily stepping up the exploitation of the considerable wind power potential available in the eastern and north-eastern areas of Lower Austria. In mid-April, EVN's third wind park went into operation in Prellenkirchen. Eighteen Group windmills are now generating a total peak output of 30 MW of wind power for around 18,000 households served by the EVN network.

Outlook

Despite the marginal fall in the result, which was caused mainly by the rise in energy procurement prices, during the first six months, EVN has established a stable basis for business development in the financial year as a whole. In the course of the second half-year, we will make every endeavour to achieve a performance that will correspond with the confidence shown to us by our customers and shareholders.

With effect from June 1, 2003, EVN is to reduce its gas prices by means of an alteration to its network charges. Due to the fact that the financial year is already well advanced and the lower level of gas consumption during the summer months, the full effects of this price cut will first be felt in the coming financial period. EVN also intends to secure its future earnings power in the gas sector through a range of measures.

In addition, with our partners in the "Austrian gas and electricity solutions", we are preparing to take advantage of the new markets that will open up during the imminent eastward expansion of the EU. Eastern Austria in particular can expect growth impetus in this regard.

Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
May 2003

General economic environment

EVN business development during the first half of the 2002/03 financial year (October 1, 2002 – March 31, 2003) was mainly influenced by the following factors:

- The Austrian economy continued to show signs of stagnation.
- A sharp increase in energy prices.
- Higher energy demand for heating than in the comparable period of the preceding year as a result of weather conditions.
- The energy markets continued to be subject to considerable competitive pressure.

During the period from October 2002 – March 2003, economic growth in Austria was minimal. The employment situation has not improved and there is no sign of an economic upturn in the second half of the year.

Primarily as a result of low temperatures during the second quarter of 2002/03, the heating degree total, which is used as an indicator for temperature-related energy demand, rose to the level of the long-term average and was 13.5% above the comparative value of the preceding year. This had a correspondingly positive effect on EVN sales.

There were significant price increases in the cost of energy sourcing on the European market in both the electricity and gas sectors. The increased competitive pressure derived from the complete opening of the electricity and gas markets also slowed EVN's business development.

Operating result (EBIT)
1st half-year 2002/03


EUR m
160
120
80
40
130.7
160.0
139.0
2000/01
HY. 1
2001/02
HY. 1
2002/03
HY. 1

Overall business development

Sales revenues maintained at the high level of the preceding year

During the first half of 2002/03, EVN succeeded in largely maintaining its sales revenues at the level of the preceding year.

Despite the lack of one-off business in the gas segment as in the previous year, total revenues amounted to EUR 687.2 m, which was only 0.4% below the figure of the previous year. In fact, the second quarter (January–March 2003) was characterised by a 5.7% increase in sales revenues. Revenues from EVN's energy business of EUR 634.2 m in the first half-year were 1.4% down on the comparative total of the preceding year, although an increase of 4.2% was achieved in the second quarter.

While half-year electricity revenues rose by 3.1% to EUR 334.9 m, sales revenues in the gas area fell by 7.6%, due to the loss of both the one-off revenues from trading business of the past year and the revenues from key accounts, which are now served by EconGas. The fact that an increase over the comparable figure of the previous year was nonetheless attained during the second quarter was mainly due to lower temperatures, which had a positive effect on the retail segment. The same factors also boosted revenues in the heating sector and these rose by 9.9% to EUR 30.1 m.

Other sales revenues were also up by 15.9% at EUR 44.5 m, mainly due to an increase in customer plant orders.

Energy purchasing expenditure rises sharply

In spite of the slight fall in sales revenues from the energy sector, sales expenditure on electricity and primary energy purchases during the period under review rose by 3.2% to EUR 347.3 m. This increase derived from higher costs for primary energy, additional expenses for eco-power and compensatory energy, and above all, higher wholesale electricity prices.

The cost of materials and services was up by 8.0% at EUR 47.3 m as a consequence of higher expenditure on external services, particularly in connection with customer plant orders.

Work force and personnel expenses increase slightly

During the first half of 2002/03, the EVN Group work force numbered 2,203, which was 14 or 0.6% up on the figure for the same period of the preceding year. The reason for this increase was the now completed recruitment by AVN prior to the start of pilot operations at the thermal waste incineration plant adjacent to the Dürnrohr power station. However, as a result of a reduction in the expenditure on pensions, personnel expenses only rose by a moderate 0.8%.

Depreciation increased by 1.3% to EUR 58.7 m in the period under review and other operating expenses were up by 5.2% at EUR 21.5 m.

Period net result slightly down on the preceding year

As a consequence of the unfavourable energy purchasing price trend, the operating result (EBIT) did not emulate the unusually high level of the preceding year, falling by 13.1% to EUR 139.0 m.

By contrast, there was a continued improvement in the financial result for the first half of 2002/03. The result from investments was down due to closing date deferrals, but this effect was counteracted by positive changes in the valuation of the financial assets and a marked increase in the result from interest. In net terms, an improvement in the financial result of EUR 9.3 m to EUR 5.2 m was thus achieved.

On this basis, a result before tax resulted, which at EUR 144.3 m, was EUR 11.7 m, or 7.5%, below the comparable level of the preceding year.

Lower allocations to the deferred taxes resulted in a fall in the expenditure on income tax. Consequently, the period net result of EUR 97.4 m was EUR 3.1 m, or 3.1%, below that of the comparable figure for the previous year.

Income statement (IAS)

	2002/03 HY. 1 EUR m	2001/02 HY. 1 EUR m	Change %	**2002/03 Q. 2 EUR m**	2001/02 Q. 2 EUR m	Change %
Electricity revenues	334.9	324.8	3.1	170.7	162.7	4.9
Gas revenues	269.1	291.3	–7.6	119.2	116.9	1.9
Heating revenues	30.1	27.4	9.9	16.4	14.3	14.6
Water revenues	8.5	8.1	5.2	4.6	4.2	10.0
Other revenues	44.5	38.4	15.9	25.5	20.1	27.3
Sales revenues	**687.2**	**689.9**	**–0.4**	**336.4**	**318.1**	**5.7**
Own work capitalised and other operating income	18.0	19.3	–7.0	9.6	10.1	–4.9
Energy purchase and primary energy expenses	–347.3	–336.4	–3.2	–164.8	–139.9	–17.8
Cost of materials and services	–47.3	–43.8	–8.0	–26.5	–21.1	–25.6
Personnel expenses	–91.3	–90.6	–0.8	–46.3	–45.8	–1.0
Depreciation	–58.7	–58.0	–1.3	–30.0	–29.4	–2.2
Other operating expenses	–21.5	–20.5	–5.2	–10.7	–7.8	–36.8
Operating result (EBIT)	**139.0**	**160.0**	**–13.1**	**67.7**	**84.2**	**–19.7**
Result from investments	1.2	6.1	–79.7	2.4	6.9	–64.7
Interest and other financial result	4.0	–10.2	–	–1.6	–10.6	85.3
Financial result	**5.2**	**–4.1**	**–**	**0.9**	**-3.7**	**-**
Result before tax	**144.3**	**156.0**	**–7.5**	**68.5**	**80.5**	**–14.9**
Taxes on profit	–46.7	–55.2	15.5	–22.0	–29.6	25.7
Minority interests	0.2	–0.2	5.1	–0.2	–0.2	3.5
Period net result	**97.4**	**100.5**	**–3.1**	**46.4**	**50.8**	**–8.6**
Number of shares	37,581,455	37,007,018	–	37,581,455	37,553,736	–
Earnings per share (in EUR)	2.59	2.72	–4.6	1.23	1.35	–8.7

Balance sheet structure remains stable

As compared to the last balance sheet date (September 30, 2002), the EVN Group balance sheet total increased by EUR 178.6 m, or 6.4%, to EUR 2,982.6 m.

The share of fixed assets declined from 83.7% to 77.6%, largely as a consequence of the sale of ATEL stock. Inventories also fell by 68.9% during the period under review following the spin-off of gas storage to EconGas. A reporting date related rise in receivables and liquidity led to an increase in the current assets contained in the balance sheet total from 16.3% to 22.4%.

The equity and liabilities side showed an increase in long-term financial liabilities of 14.9% to EUR 781.5 m due to the taking of loans for investment projects of subsidiaries. Consequently, the share of liabilities in the balance sheet total rose from 49.0% to 49.6%, while the percentage of current liabilities declined from 13.8% to 12.4%. On balance, the liabilities rose by EUR 88.6 m, or 5.1%.

Shareholders' equity was up by 8.8% at EUR 1,132.4 m. The increase was due to the result achieved during the first half of the year and partially to closing date related result neutral valuation adjustments due to the application of IAS 39. The equity ratio on the balance sheet date for the period stood at 38.0% (March 31, 2002: 35.7%).

Balance sheet structure March 31, 2003



%
100
80
60
40
20
77.6
22.4
38.0
49.6
12.4
Assets
Liabilities
Fixed assets
Current assets
Equity
Long-term loans
Short-term loans

Balance sheet (IAS)

	31.3.2003 EUR m	30.9.2002 EUR m	Change EUR m	Change %
Assets				
Fixed assets				
Tangible and intangible assets	1,578.7	1,554.3	24.3	1.6
Investments	615.4	698.5	–83.2	–11.9
Other fixed assets	121.0	92.9	28.1	30.2
	2,315.0	**2,345.8**	**–30.7**	**–1.3**
Current assets				
Inventories	24.6	78.8	–54.3	–68.9
Receivables and other current assets	323.4	198.2	125.2	63.2
Cash and current deposits	319.5	181.1	138.4	76.4
	667.5	**458.1**	**209.3**	**45.7**
Total assets	**2,982.5**	**2,803.9**	**178.6**	**6.4**
Equity and liabilities				
Equity				
Share capital	91.1	91.1	0.0	0.0
Capital reserves	186.8	186.8	0.0	0.0
Retained earnings	854.5	763.3	91.2	8.8
	1,132.4	**1,041.1**	**91.2**	**8.8**
Minority interests	**22.4**	**23.6**	**–1.2**	**–5.1**
Long-term liabilities				
Long-term debt	781.5	680.0	101.5	14.9
Deferred tax	46.2	36.6	9.7	26.5
Long-term provisions	419.5	429.3	–9.8	–2.3
Deferred income from customer payments for network construction	174.1	169.2	4.9	2.9
Other long-term liabilities	35.3	36.2	–0.8	–2.3
	1,456.7	**1,351.3**	**105.4**	**7.8**
Current liabilities				
Short-term loans	1.8	14.6	–12.8	–87.8
Taxes payable	122.4	65.2	57.1	87.6
Trade accounts payable	74.9	94.9	–20.0	–21.1
Current provisions	103.4	123.7	–20.3	–16.4
Other current liabilities	68.6	89.5	–20.9	–23.3
	371.1	**387.9**	**–16.8**	**–4.3**
Total equity and liabilities	**2,982.5**	**2,803.9**	**178.6**	**6.4**

Cash Flow

Despite the decline in the result before tax due to higher non-cash items, the cash flow from the result for the period under review corresponded roughly with that of the preceding year at EUR 190.1 m. By contrast, cash flow from operating activities fell by 5.7% to EUR 77.3 m due to an increase in working capital resulting from a closing date related rise in the level of receivables.

The cash flow from investment activities improved considerably over the figure for the comparable period last year. This was due to the fact that the income from the sale of ATEL stock counterbalanced the sharp increase in capital expenditure. Conversely, the cash flow from financing activities fell by 77.7% to EUR 55.5 m. However, it should be noted that the figure for the preceding year had been boosted by a bond issue.

In total, cash flow amounted to EUR 114.4 m, which resulted in an increase in cash and cash equivalents to EUR 257.8 m.

Cash flow statement (IAS)

	2002/03 HY. 1 EUR m	2001/02 HY. 1 EUR m	Change EUR m	Change %
Result before tax	144.3	156.0	–11.7	–7.5
Non-cash items	45.8	35.3	10.6	30.0
Cash flow from the result	190.1	191.2	–1.1	–0.6
Cash flow from operating activities	77.3	82.0	–4.6	–5.7
Cash flow from investment activities	–18.4	–61.0	42.6	69.9
Cash flow from financing activities	55.5	248.6	–193.1	–77.7
Total cash flow	114.4	269.6	–155.2	–57.6
Cash and cash equivalents at the beginning of the period	143.4	–80.9	224.3	277.2
Cash and cash equivalents at the end of the period	257.8	188.7	69.1	36.6

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	IAS 39 reserve	Own shares	Total
As at 30.9.2001	**91.1**	**186.8**	**758.2**	**0.0**	**–23.0**	**1,013.0**
Initial application of IAS 39			–52.4	–5.7		–58.1
Dividend 2000/01			–26.3			–26.3
Net result 2001/02			89.5			89.5
Sale of own shares			10.2		23.0	33.2
IAS 39 result neutral value change				–29.2		-29.2
Other changes			19.0			19.0
As at 30.9.2002	**91.1**	**186.8**	**798.2**	**–34.9**	**0.0**	**1,041.1**
Result HY. 1 2002/03			97.4			97.4
Dividend 2001/02			–26.3			–26.3
IAS 39 result neutral value change				24.4		24.4
Other changes			–4.3			–4.3
As at 31.3.2002	**91.1**	**186.8**	**865.0**	**–10.5**	**0.0**	**1,132.4**

Investments

Total EVN investment in the first half-year 2002/03 had a volume of EUR 87.5 m. This represented a virtual doubling of the EUR 44.4 m of the preceding year. The most important projects during the period under review were the enlargement of a wind park in the electricity sector, and in the other investments category, the building of the thermal waste incineration plant.

Investments
1st half-year 2002/03



45 %
42 %
1 %
5 %
7 %

Electricity
Gas
Heating
Water
Other

The individual business areas

Electricity sector burdened by high purchasing prices

Since October 1, 2002, EVN electricity sales are handled by EVN Energievertrieb GmbH & Co KG, which was founded within the framework of the EnergieAllianz. In addition, all electricity trading is concentrated at e&t, the joint Energie-Allianz trading subsidiary. Together with the fact that EVN's in-house electricity production is also being marketed by e&t, this led to a corresponding growth of 42.9% in electricity trading and sales to other electricity companies.

Against the background of these changes, EVN electricity sales volumes rose by a total of 9.1% to 5,457 GWh.

Sales to consumers fell by 5.4% as compared to the first half of the preceding year. Sales in the EVN network area dropped by 1.3% as a consequence of competitive and economic factors, while sales outside the EVN network area were down by around 4% due to the accession of Energie AG to the EnergieAllianz and the subsequent expansion of Allianz territory.

EVN electricity revenues in the period under review rose by 3.1% to EUR 334.9 m, an increase that was mainly due to sales volume growth in the electricity trading sector.

As compared with the previous year, network income was affected by the 4.4% reduction in tariffs from June 2002 onwards.

Sales volumes

	2002/03 HY. 1	2001/02 HY. 1	Change Absolute	%
Electricity (GWh)				
End customers	3,315	3,503	–187	–5.4
Electricity trading and sales to other electricity companies	2,142	1,499	643	42.9
Total electricity sales volumes	**5,457**	**5,002**	**455**	**9.1**
Gas (m m³)				
End customers	801	891	–90	–10.1
Gas trading and sales to external power stations	161	318	–156	–49.3
Total gas sales volumes	**962**	**1,208**	**–246**	**–20.4**
Company plants and internal consumption	171	368	–197	–53.5
Total natural gas consumption	**1,132**	**1,576**	**–443**	**–28.2**
Heating sales volumes (GWh)	**620**	**566**	**54**	**9.5**
Water sales volumes (m m³)	**10.5**	**10.5**	**0.0**	**0.0**

The decline in the operating result in the electricity segment by 27.1% to EUR 63.7 m can be traced to increased expenditure for electricity purchases and primary energy.

Generation in EVN's power stations during the first half of 2002/03 amounted to around 2,065 GWh (HY. 1, 2001/02: 2,919 GWh). The fall in comparison with the past year was due to the reduction in output from the Theiss power station, which related to the price situation in the energy markets.

Gas sales adjusted for gas trading

During the period under review there was also a change in the structure of gas sales. Sales to end consumers are now largely completed via EVN Energievertrieb GmbH & Co KG. Moreover, since January 1, 2003, key account customers have been served by EconGas, the joint subsidiary owned by the EnergieAllianz partners, OMV and OÖF.

As a consequence of these structural changes, total EVN gas sales during the first half of 2002/03 were 20.4% lower than in the comparable period of last year. This decline was mainly the consequence of the unusually high sales volume of the first quarter of the preceding year, which was characterised by extensive one-off trading transactions. In addition, the fact that responsibility for key account customers was passed to EconGas also had an effect on EVN sales. However, EVN has retained its domestic and commercial customers and due to the cold weather conditions in the first half of 2003, the purchase of the Korneuburg municipal gas utility and on-going network expansion, sales were boosted by 30.6%.

In line with this volume trend, gas revenues were 7.6% lower than in the preceding year at EUR 269.1 m. By contrast, the operating result in the gas sector was up by 5.0% at EUR 65.7 m.

Heating business benefits from favourable temperatures

EVN heating sales in the first half of 2002/03 rose by 9.5% over the preceding year. Apart from the growing number of connections, this growth was primarily due to the favourably cold winter weather.

Water sales remain stable at the level of the previous year

During the period under review, the fully consolidated subsidiary, evn wasser, sold 10.5 m m³ of water. Sales revenues of EUR 8.5 m were 5.2% up on the comparative figure for last year.

Sales by business area
1st half-year 2002/03


1.2 %
6.5 %
4.4 %
48.7 %
39.2 %
Electricity
Gas
Heating
Water
Other

Segment result

EUR m	Electricity		Gas		Heating and other business areas		Total	
	2002/03 HY. 1	2001/02 HY. 1	**2002/03 HY. 1**	2001/02 HY. 1	**2002/03 HY. 1**	2001/02 HY. 1	**2002/03 HY. 1**	2001/02 HY. 1
Sales revenues	346.6	334.0	272.5	298.9	68.1	57.1	687.2	689.9
Operating result (EBIT)	63.7	87.4	65.7	62.7	9.7	10.0	139.0	160.0

The EVN share

During the period from October 2002 to March 2003, the conflict with Iraq created a mood of extreme insecurity in the international stock markets, an atmosphere reflected by great price volatility. The most important indices fell at the beginning of the period under review as a consequence of the approach of hostilities, but then recovered slightly once the conflict began in the wake of the rapid success of the allied forces.

From the beginning of October 2002 to the end of March 2003, the Dow Jones Index rose slightly by 0.7%. By contrast, the DAX lost 15.4% of its value. During the same period, the ATX was up by around 10% and once again bucked the international trend.

The EVN share fell by 2.9% in the period under review, but again outperformed the Dow Jones Euro Stoxx Utilities branch index, which was down by 13.1%.

During the period under review, EVN stock turnover on the Vienna Stock Exchange amounted to EUR 60 m, or roughly 1%.

During the period under review there was a change in EVN's shareholder structure. Österreichische Elektrizitätswirtschafts AG (Verbund) declared that its share of EVN AG voting rights had fallen to below 5%. Energie Steiermark Holding AG (ESTAG) purchased the stock package from Verbund and now holds more than 15% of EVN AG voting rights.

Investor Relations

During the period under review, EVN investor relations were characterised by wide geographical coverage. Following presentations in California, London and Milan at the beginning of the financial year, the second quarter included roadshows in the USA and the UK, as well as participation at an international financial conference for energy suppliers and in an investor event organised by an Austrian bank.

The annual EVN shareholder meeting took place at the beginning of May 2003 and was very well attended by Austrian retail investors. The opening of the Lower Austrian Provincial Exhibition 2003 in Reichenau an der Rax was used to provide shareholders with an opportunity to become acquainted with EVN's latest developments at first hand. Subsequently, a tour of the new EVN "Civitas Nova" biomass-fired heating plant in Wiener Neustadt was provided. This plant supplies both heat and electricity from this renewable, environment-friendly energy source.

At the end of last year, the EVN Investor Relations Homepage was relaunched. A far wider range of information and services is now available at the new address, **www.investor.evn**.

EVN share price and ATX (Austrian Traded Index) – Relative performance



Base: October 2, 2000
160
140
120
100
80
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr
EVN closing price
ATX

The EVN share

		2002/03 HY. 1	2001/02 HY. 1	2000/01 HY. 1
Share price at closing date	EUR	41.56	43.90	33.00
Highest price	EUR	44.50	47.25	35.07
Lowest price	EUR	39.13	41.00	27.25
Value of shares traded[1]	EUR m	60	213	191
Share of total turnover[1]	%	0.94	3.55	2.21
Market capitalisation at closing date	EUR m	1,562	1,650	1,129

[1] Vienna Stock Exchange

Financial calendar 2002/2003

- 3rd quarter results — August 27, 2003
- 2002/03 annual results — December 10, 2003

1) Provisional dates

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone +43-2236-200-0
Fax +43-2236-200-2030

Investor Relations
Georg Waldner
Telephone +43-2236-200-12718
Fax +43-2236-200-82718
E-mail investor.relations@evn.at

Information on the internet
www.evn.at
www.investor.evn.at

Further websites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
ECONGAS	www.econgas.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&i	www.eui.at
e&t	www.eundt.at
Linz AG	www.linzag.at
GrafoTech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
UTA	www.uta.at
Wien Energie	www.wienenergie.at

Printed on chlorine-free bleached paper